

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Peng Jiang
Chief Executive Officer
Brilliant Acquisition Corp
99 Dan Ba Road, C-9, Putuo District
Shanghai, People's Republic of China

      Re: **Brilliant Acquisition Corp**
          Preliminary Proxy Statement on Schedule 14A
          Filed June 17, 2022
          File No. 001-39341

Dear Dr. Jiang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.